Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2017 and 2016

Unaudited

_______________________________

Auryn Resources Inc.

Condensed Interim Consolidated Statements of Financial Position

Unaudited - (Expressed in thousands of Canadian dollars)

	As at September 30, 2017	As at December 31, 2016
Assets
Current assets:
Cash (note 4)	$15,357	$2,457
Marketable securities	332	625
Amounts receivable	797	235
Deferred acquisition costs	–	160
Prepaid expenses and deposits (note 5)	1,173	319
	17,659	3,796
Non-current assets:
Restricted cash (note 4)	115	115
Mineral property interests (note 6)	92,136	58,815
Equipment	1,741	1,786
	93,992	60,716
Total assets	$111,651	$64,512

Liabilities and Equity
Liabilities
Current liabilities:
Accounts payable and accrued liabilities (note 7)	$9,260	$818
Flow-through share premium liability (note 8)	499	–
	9,759	818
Non-current liabilities:
Provision for site reclamation and closure	1,712	1,747
Total liabilities	$11,471	$2,565

Equity:
Share capital	$105,478	$67,553
Share option and warrant reserve	6,057	6,108
Accumulated other comprehensive income	(255)	29
Deficit	(11,100)	(11,743)
Total equity	$100,180	$61,947
Total liabilities and equity	$111,651	$64,512

Approved on behalf of the Board of Directors:

"Ivan Bebek"	"Shawn Wallace"
Director	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

1 of 21

Auryn Resources Inc.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

Unaudited - (Expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

Administration expenses:
Consulting fees, directors' fees, wages and benefits	$419	$413	$1,812	$1,313
Legal and professional fees	56	52	184	118
Office, rent and administration	197	135	568	482
Regulatory, transfer agent and shareholder information	42	22	171	67
Share-based compensation (note 10(a))	185	635	956	1,616
Travel, marketing and investor relations	300	227	1,079	649
	1,199	1,484	4,770	4,245

Other expenses (income):
Project investigation costs	14	62	94	110
Accretion of provision for site reclamation and closure	9	6	29	19
Interest and other income	(67)	(24)	(207)	(55)
Amortization of flow-through share premium (note 8)	(3,144)	(1,652)	(5,652)	(2,319)
Loss (gain) on marketable securities	119	(15)	292	(15)
Foreign exchange loss (gain)	29	(5)	31	7
	(3,040)	(1,628)	(5,413)	(2,253)
Income (loss) for the period	$1,841	$144	$643	$(1,992)
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Unrealized currency loss on translation of foreign operations	(166)	(4)	(284)	$(3)
Other comprehensive loss for the period	(166)	(4)	(284)	(3)
Total comprehensive income (loss) for the period	$1,675	$140	$359	$(1,995)
Basic earnings (loss) per share (note 14)	$0.02	$0.00	$0.01	$(0.04)
Basic weighted average number of shares outstanding (note 14)	77,189,991	61,517,439	76,034,373	55,143,172
Diluted earnings (loss) per share (note 14)	$0.02	$0.00	$0.01	$(0.04)
Diluted weighted average number of shares outstanding (note 14)	79,765,418	65,584,284	78,935,097	55,143,172

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2 of 21

Auryn Resources Inc.

Condensed Interim Consolidated Statements of Changes in Equity

Unaudited - (Expressed in thousands of Canadian dollars, except share amounts)

	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive income (loss)	Deficit	Total

Balance at December 31, 2015	48,828,729	$32,547	$4,358	$–	$(7,488)	$29,417

Comprehensive loss for the period	–	–	–	(3)	(1,992)	(1,995)
Shares issued pursuant to bought deal financing, net of share issue costs (note 9 (b) i))	9,018,414	10,905	427	–	–	11,332
Shares issued in connection with the acquisition of Homestake Resources Corp. (note 3)	4,290,727	13,988	799	–	–	14,787
Shares issued in settlement of debt (note 9 (b) v )	437,675	1,007	–	–	–	1,007
Stock options exercised (note 9 (b) vii)	423,397	527	(243)	–	–	284
Warrants exercised (note 9 (b) viii)	3,465,872	7,804	(2,085)	–	–	5,719
Share-based compensation (note 10(a))	–	–	2,434	–	–	2,434
Balance at September 30, 2016	66,464,814	$66,778	$5,690	$(3)	$(9,479)	$62,985

Balance at December 31, 2016	66,796,817	$67,553	$6,108	$29	$(11,743)	$61,947

Comprehensive income (loss) for the period	–	–	–	(284)	643	359
Shares issued pursuant to bought deal financing, net of share issue costs and flow-through liability (note 9 (b) i))	9,542,402	32,760	–	–	–	32,760
Stock options exercised (note 9 (b) ii)	183,000	521	(202)	–	–	319
Warrants exercised (note 9 (b) iii)	1,954,011	4,644	(1,523)	–	–	3,121
Share-based compensation (note 10 (a))	–	–	1,674	–	–	1,674
Balance at September 30, 2017	78,476,230	$105,478	$6,057	$(255)	$(11,100)	$100,180

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3 of 21

Auryn Resources Inc.

Condensed Interim Consolidated Statements of Cash Flows

Unaudited - (Expressed in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Cash (used in) provided by:
Operating activities:
Income (loss) for the period	$1,841	$144	$643	$(1,992)
Items not involving cash:
Interest income	(65)	(24)	(207)	(54)
Accretion of provision for site reclamation and closure	9	6	29	18
Loss on marketable securities	119	(15)	292	(15)
Amortization of flow-through share premium (note 8)	(3,144)	(1,652)	(5,652)	(2,319)
Unrealized foreign exchange loss	103	(16)	139	(1)
Share-based compensation (note 10(a))	187	635	972	1,616
Changes in non-cash working capital:
Amounts receivable	(239)	(281)	(563)	(193)
Prepaid expenses and deposits	(195)	46	(383)	(104)
Accounts payable and accrued liabilities	56	(212)	38	(262)
Cash used in operating activities	(1,328)	(1,369)	(4,692)	(3,306)

Investing activities:
Interest received	67	24	208	54
Purchase of equipment	(2)	(67)	(142)	(159)
Exploration and evaluation expenditures	(12,666)	(8,275)	(24,714)	(12,551)
Loan to Homestake (note 3)	–	–	–	(150)
Acquisition of Homestake Resources Corp., net of cash acquired (note 3)	–	(173)	–	(315)
Cash used in investing activities	(12,601)	(8,491)	(24,648)	(13,121)

Financing activities:
Proceeds from issuance of common shares, net of cash share issuance costs (note 9 (b))	–	(8)	38,911	13,651
Proceeds from stock option and warrant exercises (note 9 (b))	2,578	5,328	3,440	6,003
Increase in restricted cash	–	–	–	(15)
Cash provided by financing activities	2,578	5,320	42,351	19,639

Effect of foreign exchange rate changes on cash	(67)	3	(111)	–

Increase (decrease) in cash	(11,418)	(4,537)	12,900	3,212
Cash, beginning of the period	26,775	11,350	2,457	3,601
Cash, end of the period	$15,357	$6,813	$15,357	$6,813

Supplemental cash flow information (note 12)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4 of 21

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

1.	Corporate information

Auryn Resources Inc. (the “Company” or “Auryn”) was incorporated on June 9, 2008, under the British Columbia Business Corporations Act.

The Company trades on the Toronto Stock Exchange under the symbol AUG.TO, and effective July 17, 2017 the Company’s common shares commenced trading on the NYSE-American under the symbol AUG. The Company’s principal business activity is the acquisition, exploration and development of resource properties in Canada and Peru.

The Company, through its wholly owned subsidiaries, owns the mineral concessions comprising the Committee Bay and Gibson MacQuoid mineral properties both located in Nunavut (note 6(a)), as well as the Homestake Ridge Project in northwestern British Columbia (note 6 (b)). The Company has also secured rights to various mining concessions in southern Peru (note 6 (c)).

The head office and principal address of Auryn is located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

2.	Basis of presentation

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2016 except for the following: the Company has adopted the narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 7 - Statement of Cash Flows and IAS 12 - Income Taxes which are effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company's condensed interim consolidated financial statements.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016.

These condensed interim consolidated financial statements were authorized for issue and approved by the Board of Directors of the Company on November 9, 2017.

(b)	Basis of preparation and consolidation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for marketable securities that have been measured at fair value. The presentation currency is the Canadian dollar; therefore all amounts are presented in thousands of Canadian dollars unless otherwise noted.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns.

5 of 21

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

2.	Basis of presentation (continued)

(b)	Basis of preparation and consolidation (continued)

Subsidiary	Place of incorporation	Functional Currency	Beneficial Interest
North Country Gold Corp. (“North Country”)	BC, Canada	CAD	100%
Homestake Resource Corporation (“Homestake”)	BC, Canada	CAD	100%
Corisur Peru, S.A.C. (“Corisur”)	Peru	USD	100%
Sombrero Minerales, S.A.C. (“Sombrero”)	Peru	USD	100%
Homestake Royalty Corporation (inactive)	BC, Canada	CAD	100%

All intercompany balances and transactions have been eliminated.

(c)	Critical accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the condensed interim consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates. The Company’s critical accounting judgments and estimates were presented in note 2 of the audited annual consolidated financial statements for the year ended December 31, 2016 and have been consistently applied in the preparation of these condensed interim consolidated financial statements. No new judgements were applied for the periods ended September 30, 2017 and 2016.

3.       Acquisition of Homestake Resources

On September 7, 2016 the Company completed the acquisition of 100% of the issued and outstanding shares of Homestake pursuant to a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, Homestake shareholders received one Auryn share for each seventeen (17) Homestake common shares held, resulting in the issuance of a total of 4,068,124 common shares from treasury with a fair value of $13.3 million. In addition to the common shares issued to shareholders, 97,786 replacement stock options with a weighted average fair value of $1.10 per option were granted to former Homestake employees and consultants and 286,167 replacement share purchase warrants were granted to former Homestake warrant holders at a weighted average fair value of $2.42 per warrant.

The acquisition of Homestake was accounted for as an asset acquisition and transaction costs associated with the acquisition, totalling $1.0 million, were included in the calculation of the purchase price. Transaction costs included the fair value of $0.7 million ($3.26 per common share) related to 222,603 common shares issued as finders’ fees as well as $0.3 million in professional fees, regulatory fees and other costs incurred in connection with the transaction. Homestake’s operations have been included in the Company’s results of operations from the acquisition date.

6 of 21

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

3.       Acquisition of Homestake Resources (continued)

The allocation of the purchase price, based on the relative fair value of assets acquired and liabilities assumed is as follows:

Total purchase price:
Fair value of common shares issued on acquisition	$13,262
Fair value of investment in shares of Homestake	285
Fair value of stock options issued on acquisition	107
Fair value of warrants issued on acquisition	692
Transaction costs associated with the acquisition	1,044
Total purchase price to allocate	$15,390

Cost of assets acquired and liabilities assumed:
Cash and cash equivalents	$1
Amounts receivable and prepaid expenses	37
Marketable securities	771
Reclamation bond	55
Mineral properties	16,060
Accounts payable and accrued liabilities	(1,534)
$15,390

The fair value of the 97,786 replacement stock options and 286,167 warrants issued on acquisition to Homestake employees and warrant holders, respectively, has been estimated using the Black-Scholes option valuation model with the following assumptions:

	Stock options	Warrants
Risk-free interest rate	0.54%	0.54%
Expected dividend yield	nil	nil
Stock price volatility	63%	62%
Expected life (in years - weighted average)	0.25	0.92

7 of 21

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

4.        Cash and restricted cash

	September 30, 2017	December 31, 2016

Components of cash and restricted cash:
Cash	$15,357	$2,457
Restricted cash	115	115
	$15,472	$2,572

Restricted cash balance includes an amount of $86 (December 31, 2016 - $86) in connection with an irrevocable standby letter of credit in favor of Kitikmeot Inuit Association in connection with the Company’s Committee Bay project.

5.        Prepaid expenses and deposits

	September 30, 2017	December 31, 2016

Prepaid services related to mineral property interests	$595	$7
Other prepaid expenses and deposits	578	312
	$1,173	$319

6.       Mineral property interests

(a)	Nunavut exploration projects

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes more than 380,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill Province of Nunavut.

The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”) on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2.0 million for each one-third (0.5%) of the NSR.

Gibson MacQuoid

During the nine months ended September 30, 2017, the Company acquired prospecting permits along the Gibson MacQuoid greenstone belt in Nunavut, Canada. The permits are located between the Meliadine deposit and Meadowbank mine and cover approximately 120 km of strike length of the prospective greenstone belt and total 329,000 hectares collectively.

(b) Homestake Ridge

The Company, through its wholly owned subsidiary Homestake, owns a 100% interest in the Homestake Ridge project subject to various royalty interests held by third parties The project covers approximately 7,500 hectares and is located in the Kitsault Mineral district in north western British Columbia. The project is being explored as a potential high-grade underground mining operation.

8 of 21

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

6.       Mineral property interests (continued)

(c) Peruvian exploration projects

Huilacollo

On June 2, 2016, the Company acquired the rights to the Huilacollo epithermal property in the Tacna province of southern Peru, which is comprised of 2,000 hectares of intense hydrothermal alteration. The rights were acquired through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest, subject to a buyable 1.5% NSR, through a combination of work expenditures and cash payments as outlined in the table below.

Due Dates	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (May 11, 2016)	250	-
May 11, 2018	500	2,000
May 11, 2019	-	3,000
May 11, 2020	250	-
May 11, 2021	250	2,000
May 11, 2022	7,500	-
Total	8,750	7,000

During the nine months ended September 30, 2017 the Company acquired the rights to certain mineral claims adjacent to the Huilacollo property known as Andamarca claims and Tacora claims. Under the terms of the acquisition agreements, the Company paid US$ 0.65 million on transferring the concessions in favor of Corisur. The Andamarca and Tacora concessions are subject to partially buyable NSRs of the range of 1.5% and 0.5% respectively.

Sombrero

On June 28, 2016, the Company entered into an option agreement (the “Sombrero Option”) with Alturas Minerals Corp (“Alturas”) to acquire an 80% or 100% interest in the Sombrero copper-gold property located in southern Peru. In order to exercise the Sombrero Option and acquire an 80% interest in the project, the Company must incur US $2.1 million in work expenditures within a five-year period and make cash payments totalling US$ 0.2 million. Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a customary 80:20 Joint Venture. For a period of one year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the remaining 20% for US$ 5.0 million.

9 of 21

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

6.       Mineral property interests (continued)

(c) Peruvian exploration projects (continued)

Baños del Indio

On September 26, 2016, the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of the Company’s Huilacollo project.

Under the Baños Option, the Company may acquire a 100% interest, subject to a 3.0% NSR (50% being buyable for US$ 6.0 million), through a combination of work expenditures and cash payments as detailed in the table below.

Due Dates	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (September 22, 2016 - paid)	100	-
September 22, 2017 (paid)	50	-
December 15, 2017 (amended)	50	-
September 22, 2018	100	200
September 22, 2019	200	250
September 22, 2020	150	1,000
September 22, 2021	2,500	2,000
Total	3,150	3,450

Reflected in the above schedule is a 12-month extension for the work expenditures program under the Baños Option which was granted effective September 21, 2017.

50 km border zone

The Company holds its interests in the Baños del Indio and Huilacollo through Corisur. These projects are located within a special economic zone situated within 50km of the Peruvian boarder. As a non-resident company, the Company’s right to ultimately exploit these licenses or register its interests require approval from the Peruvian government in the form of a Supreme Decree. The Company is in the process of submitting its applications with respect the approval and anticipates receiving the approval prior to excising it rights under the option agreements.

10 of 21

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

6.       Mineral property interests (continued)

(d) Costs capitalized as mineral property interests:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Balance as at December 31, 2015	$24,354	$-	$749	$25,103
Acquisition costs
Additions:
Acquisition of Homestake	-	16,060	-	16,060
Other acquisition costs	39	60	1,145	1,244
Exploration and evaluation costs
Additions:
Drilling and sampling	2,661	-	43	2,704
Environmental & community	253	-	77	330
Geophysics and targeting	667	-	15	682
Logistics	4,526	18	83	4,627
Project support costs	2,763	16	308	3,087
Wages and consultants	2,796	22	536	3,354
Change in site reclamation asset	621	-	-	621
Share-based compensation	786	25	160	971
Total additions for the year	15,112	16,201	2,367	33,680
Currency translation adjustment	-	-	32	32
Balance as at December 31, 2016	39,466	16,201	3,148	58,815
Acquisition costs
Additions:
Acquisition costs	160	-	1,583	1,743
Exploration and evaluation costs
Additions:
Drilling and sampling	6,170	1,991	100	8,261
Environmental & community	276	88	749	1,113
Geophysics and targeting	349	98	75	522
Logistics	9,173	1,378	181	10,732
Project support costs	2,850	730	788	4,368
Wages and consultants	3,709	1,353	1,170	6,232
Change in site reclamation asset	(64)	-	-	(64)
Share-based compensation	325	143	234	702
Total additions for the period	22,948	5,781	4,880	33,609
Refundable tax credits	-	(24)	-	(24)
Currency translation adjustment	-	-	(264)	(264)
Balance as at September 30, 2017	$62,414	$21,958	$7,764	$92,136

11 of 21

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

6.       Mineral property interests (continued)

(d) Costs capitalized as mineral property interests:

Project support costs at Committee Bay & Gibson MacQuoid include fuel cost of $1.8 million of which $1.6 million were spent on fuel for future drill campaigns (December 31, 2016: $1.6 million and $1.6 million respectively).

Logistics costs incurred in relation to the exploration programs at Committee Bay & Gibson MacQuoid include the following:

Logistics cost - Committee Bay & Gibson MacQuoid	Nine months ended	Year ended
	September 30, 2017	December 31, 2016

Aircraft	$7,441	$3,411
Expediting and mobilization	635	$538
Site travel	1,097	578
	$9,173	$4,526

7.        Accounts payable and accrued liabilities

	September 30, 2017	December 31, 2016

Accounts payable and accrued liabilities related to mineral property interests	$8,933	$532
Other accounts payable and accrued liabilities	327	286
	$9,260	$818

8.       Flow-through share premium liability

On January 24, 2017, the Company completed a brokered equity offering for gross proceeds of approximately $41.2 million through the issuance of 4,590,818 flow-through shares at a price of $5.01 per flow-through share and 4,951,584 common shares at a price of $3.67 per common share. The flow-through shares were issued at a premium of $1.34 per flow-through share, calculated as the difference between the price of a flow-through share and the price of a common share, as tax deductions generated by the eligible expenditures will be passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced. The Company recognized a flow-through share premium liability of $6.2 million related to the 4,590,818 flow-through shares issued, which represents the Company’s obligation to spend $23.0 million on eligible expenditures by the end of December 31, 2017. As of September 30, 2017, $21.1 million of eligible expenditures was incurred, of which $15.5 million on Committee bay project and $5.6 million on Homestake Ridge project, and the liability has been amortized accordingly as shown below:

Balance, December 31, 2016	$-
Flow-through share premium liability at issuance	6,151
Amortization of flow-through share premium	(5,652)
Balance, September 30, 2017	$499

12 of 21

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

9.       Share capital

(a)	Authorized

Unlimited common shares without par value.

(b)       Share issuances

Nine months ended September 30, 2017:

i.	On January 24, 2017, the Company closed a brokered equity offering for gross proceeds of $41.2 million (the “Offering”). Under the terms of the Offering, the Company issued an aggregate of 4,590,818 flow-through shares at a price of $5.01 per flow-through share and 4,951,584 common shares at a price of $3.67 per common share. Share issue costs related to the Offering totaled $2.2 million, which included $2.0 million in commissions, and $0.2 million in other issuance costs. The gross proceeds from the Offering were also offset by $6.1 million, an amount related to the flow-through share premium liability, which was partially amortized at September 30, 2017 as flow through funds are being spent on Canadian exploration and evaluation expenditures (note 6 and note 8). A reconciliation of the impact of the Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $3.67 per share	4,951,584	$18,172
Flow-through shares issued at $5.01 per share	4,590,818	23,000
Cash share issue costs	-	(2,261)
Proceeds net of share issue costs	9,542,402	38,911
Flow-through share premium liability	-	(6,151)
	9,542,402	$32,760

ii.	During the nine months ended September 30, 2017, 183,000 shares were issued as a result of stock options being exercised with a weighted average exercise price of approximately $1.74 for gross proceeds of $0.3 million. Attributed to these stock options, fair value of $0.2 million was transferred from the equity reserves and recorded against share capital.

iii.	During the nine months ended September 30, 2017, 1,954,011 shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of approximately $1.60 for gross proceeds of $3.1 million. Attributed to these share purchase warrants, fair value of $1.5 million was transferred from the equity reserves and recorded against share capital.

Nine months ended September 30, 2016:

iv.	On September 7, 2016, pursuant to the Homestake Arrangement, the Company issued 4,068,124 common shares with a fair value of $13.3 million, $3.26 per common share, to Homestake shareholders in connection with its acquisition of Homestake. An additional 222,603 common shares with a fair value of $0.7 million, $3.26 per common share, were issued as finders’ fees in relation to the transaction.

v.	On September 7, 2016, 437,675 common shares were issued at $2.30 per common share under debt settlement agreements, to Homestake creditors in order to settle accounts payable of $1.0 million.

13 of 21

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

9.       Share capital (continued)

(b)       Share issuances (continued)

vi.	On May 4, 2016, the Company closed a bought deal financing for gross proceeds of $14.9 million (the “2016 Offering”). Under the terms of the 2016 Offering, a syndicate of underwriters led by Beacon Securities Limited (the “Underwriters”) agreed to purchase, on a bought deal basis pursuant to the filing of a short form prospectus, an aggregate of 4,732,700 flow-through shares at a price of $1.89 per flow-through share and 4,285,714 common shares at a price of $1.40 per common share. Share issue costs related to the 2016 Offering totaled $1.7 million, which included $0.9 million in commissions, the fair value of $0.4 million related to 541,104 share purchase warrants issued to the underwriters and $0.4 million in other issuance costs. The gross proceeds from the 2016 Offering were also offset by $2.3 million which relates to the flow-through share premium liability, fully amortized at December 31, 2016. A reconciliation of the impact of the 2016 Offering on the common shares is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $1.40 per share	4,285,714	$6,000
Flow-through shares issued at $1.89 per share	4,732,700	8,945
Cash share issue costs		(1,294)
Fair value of warrants issued (note 8(b))		(427)
Flow-through share premium liability		(2,319)
	9,018,414	$10,905

vii.	During the nine months ended September 30, 2016, 423,397 shares were issued as a result of stock options being exercised with a weighted average exercise price of approximately $0.67 for gross proceeds of $0.3 million. Attributed to these stock options, fair value of $0.2 million was transferred from the equity reserves and recorded against share capital.

viii.	During the nine months ended September 30, 2016, 3,465,872 shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of approximately $1.65 for gross proceeds of $5.7 million. Attributed to these share purchase warrants, fair value of $2.1 million was transferred from the equity reserves and recorded against share capital.

10.       Share option and warrant reserve

(a)	Share-based payments

The Company maintains a Rolling Stock Option Plan providing for the issuance of stock options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant stock options from time to time to its directors, officers, employees and other service providers. The stock options vest as to 25% on the date of the grant and 12½% every three months thereafter for a total vesting period of 18 months.

14 of 21

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

10.       Share option and warrant reserve (continued)

(a)	Share-based payments (continued)

The continuity of the number of stock options issued and outstanding is as follows:

	Number of stock options	Weighted average exercise price
Outstanding, December 31, 2015	2,940,000	$0.89
Granted	2,452,786	2.61
Exercised	(577,878)	0.90
Expired / forfeited	(61,908)	1.50
Outstanding, December 31, 2016	4,753,000	$1.77
Granted	530,000	3.19
Exercised	(183,000)	1.75
Forfeited	(20,000)	2.63
Outstanding, September 30, 2017	5,080,000	$1.91

As at September 30, 2017, the number of stock options outstanding and exercisable was:

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Feb 17, 2019	1,130,000	$0.51	1.38	1,130,000	$0.51	1.38
Aug 17, 2020	1,170,000	1.30	2.88	1,170,000	1.30	2.88
Jun 21, 2021	2,250,000	2.63	3.72	1,965,625	2.63	3.72
Jan 10, 2022	440,000	3.22	4.28	220,000	3.22	4.28
May 5, 2022	90,000	3.04	4.60	33,750	3.04	4.60
	5,080,000	$1.91	3.07	4,519,375	$1.79	2.95

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees and others providing similar services. During the three and nine months ended September 30, 2017 and 2016 the company recognized share-based compensation expense as follows:

Share-based compensation	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

Recognized in net income (loss):
Included in administrative costs	$185	$635	$956	$1,616
Included in project investigation costs	2	-	16	-

Capitalized to mineral interest:
Committee Bay & Gibson MacQuoid	52	340	325	818
Homestake Ridge	29	-	143	-
Peru	39	-	234	-
	$307	$975	$1,674	$2,434

15 of 21

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

10.       Share option and warrant reserve (continued)

(a)	Share-based payments (continued)

During the three and nine months ended September 30, 2017, the Company granted nil and 530,000 respectively share-based options to directors, officers, employees and others providing similar services. The weighted average fair value per option of these share-based options was calculated as $2.01 respectively using the Black-Scholes option valuation model at the grant date.

During the three and nine months ended September 30, 2016, the Company granted 2,355,000 share-based options for both periods with the weighted average fair value per option of $1.52 calculated using the Black-Scholes option valuation model at the grant date.

The fair value of the share-based options granted during the nine months ended September 30, 2017 and 2016, excluding the 97,786 replacement options issued to former option holders of Homestake in 2016 (note 3), were estimated using the Black-Scholes option valuation model with the following assumptions on a weighted average basis:

	Nine months ended September 30,
	2017	2016
Risk-free interest rate	0.94%	0.66
Expected dividend yield	nil	nil
Stock price volatility	77%	81
Expected life in years	4.34	4.00

There were no share options grants during the three months ended September 30, 2017 and 2016.

The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options.

(b) Share purchase warrants

As at September 30, 2017, the share purchase warrants outstanding were as follows:

Expiry date	Number of warrants	Exercise price
May 4, 2018	27,716	$1.40

16 of 21

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

11.       Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)	Related parties

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Universal Mineral Services Ltd. [1]
Included in the statement of operations:
Consulting fees, directors' fees, wages and benefits	$128	$78	$422	$226
Office, rent and administration	104	96	326	299
Regulatory, transfer agent and shareholder information	15	2	18	8
Travel, marketing and investor relations	3	-	6	9
Project investigation costs	-	-	10	-
Capitalized to mineral property interests:
Committee Bay	142	4	441	11
Homestake	108	-	304	-
Peru	22	-	77	-
Total transactions for the period	$522	$180	$1,604	$553
1.	Universal Mineral Services Ltd., (“UMS”) is a private company with directors and officers in common that, pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, provides office space and geological and administrative services to the Company on a cost recovery basis.

The outstanding balance owing at September 30, 2017 to UMS was $172 (December 31, 2016 – $133). In addition, the Company had $150 on deposit with UMS as at September 30, 2017 (December 31, 2016 - $31).

(b) Compensation of key management personnel

During the period, compensation to key management personnel was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Short-term benefits	$284	$235	$1,262	$680
Share-based payments	110	412	652	1,071
	$394	$647	$1,914	$1,751

17 of 21

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

12.	Supplemental cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net working capital change included in mineral property interests	$8,436	$599	$7,935	$1,585
Common shares issued in connection with debt settlement (note 9 (b))	-	1,007	-	1,007
Deferred acquisition costs capitalized in mineral properties (note 6)	-	-	160	-
Depreciation capitalized in mineral property interests	71	53	188	155
Share-based compensation included in mineral property interests	120	340	702	819

13.	Segmented information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties.

Geographic segmentation of non-current assets is as follows:

September 30, 2017	Canada	Peru	Total

Restricted cash	$115	$-	$115
Equipment, net	1,615	126	1,741
Mineral property interests	84,372	7,764	92,136
	$86,102	$7,890	$93,992

December 31, 2016	Canada	Peru	Total

Restricted cash	$115	$-	$115
Equipment, net	1,758	28	1,786
Mineral property interests	55,667	3,148	58,815
	$57,540	$3,176	$60,716

18 of 21

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

14.	Earnings (loss) per share

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net income (loss)	$1,841	$144	$643	$(1,992)
Weighted average number of common shares outstanding	77,189,991	61,517,439	76,034,373	55,143,172
Dilutive impact on securities:
Share options	2,015,424	2,357,985	2,100,657	-
Share purchase warrants	560,002	1,708,860	800,068	-
Diluted weighted average number of common shares outstanding	79,765,418	65,584,284	78,935,097	55,143,172
Basic earnings (loss) per share	$0.02	$0.00	$0.01	$(0.04)
Diluted earnings (loss) per share	$0.02	$0.00	$0.01	$(0.04)

All of the outstanding share-purchase options and share purchase warrants at September 30, 2017 were anti-dilutive for the nine-month period ended September 30, 2017 as the Company was in a loss position.

15.       Financial instruments

The Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The following summarizes fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

As at September 30, 2017 and December 31, 2016, the only financial instruments measured at fair value were the Company’s marketable securities, which were classified under level 1 of the fair value hierarchy.

No transfers occurred between the levels during the three and nine months ended September 30, 2017 and year ended December 31, 2016.

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk.

19 of 21

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

15.       Financial instruments (continued)

(a) Credit risk

Credit risk is the risk that a third party fails to discharge its obligations under the terms of the financial contract and causes a financial loss for the Company. The Company’s credit risk is attributable to its cash, amounts receivable, and deposits. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalent balances in highly rated Canadian financial institutions. The Company considers the risk of loss associated with cash and cash equivalents to be low.

The Company also has credit risk exposure in relation to its receivables from goods and service tax (“GST”) from the Canadian government. Management is confident that their carrying values are recoverable in full and this risk is minimal.

(b)       Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the statement of financial position date.

(c) Other price risk

Other price risk is the risk arising from the effect of changes in market conditions on the Company’s marketable investments.

A 10% increase or decrease in the share prices of marketable securities would not result in a material increase or decrease in the Company’s net income for the nine months ended September 30, 2017.

(d) Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

(i)	Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). As at September 30, 2017 and December 31, 2016 the Company’s foreign currency exposure related to its financial asset and financial liabilities held in US dollars:

	September 30, 2017	December 31, 2016

Financial assets denominated in foreign currencies	$2,314	$36
Financial liabilities denominated in foreign currencies	(28)	(13)
Net exposure	$2,286	$23

A 10% increase or decrease in the foreign currency exchange rate between the US dollar and Canadian dollar would not result in a material change in the company’s net income for the nine months ended September 30, 2017.

20 of 21

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, unless otherwise stated)
Three and nine months ended September 30, 2017 and 2016

15.       Financial instruments (continued)

(d) Market risk (continued)

(ii)	Interest rate risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company’s exposure to interest rate risks is limited to potential increases or decreases on the interest rate offered on cash and cash equivalents held at chartered Canadian financial institutions, which would result in higher or lower relative interest income. A 10% change in the annualized interest rate would not result in a material change in the Company’s net income for the three and nine months ended September 30, 2017.

21 of 21